SEC

[redacted]

09059916

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SEC Mail Processing Section
MAR 02 2009
Washington, DC
104

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 39728

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2008 (MM/DD/YY) AND ENDING 12/31/2008 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Huckin Financial Group Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

3700 Buffalo Speedway, STE 950
(No. and Street)

Houston (City) TX (State) 77098 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

David Huckin 713-526-8411
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

M&K CPAS, PLLC
(Name – *if individual, state last, first, middle name*)

13831 Northwest Frwy Suite 300 (Address) Houston (City) TX (State) 77040 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
MAR 2 2009
BRANCH OF REGISTRATIONS AND EXAMINATIONS
04

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Robert J. Wilson, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of ______________________________, as of Febuary 27th, 20 09, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

Signature

CFO

Title

Notary Public 02-27-09.

IVAN FUENTES
NOTARY PUBLIC
STATE OF TEXAS
EXPIRES
02-15-2012

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Huckin Financial Group, Inc.

Financial Statements

Report Pursuant To Rule 17A-5(d)

December 31, 2008

CONTENTS

Report of Independent Registered Public Accounting Firm

To the Board of Directors of Huckin Financial Group, Inc.

Houston, Texas

We have audited the accompanying statement of financial condition Huckin Financial Group, Inc. (a Texas corporation) as of December 31, 2008, and the related statements of earnings (loss), stockholder's equity, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal controls over financial reporting as a basis for designing audit procedures that are appropriate in the circumstance, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management as well as evaluating the overall consolidated financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Huckin Financial Group, Inc. as of December 31, 2008, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the accompanying Schedules I and II is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements take as a whole.

M &K CPAS, PLLC

M&K CPAS, PLLC

Houston, Texas

February 25, 2009

13831 Northwest Freeway • Suite 300 • Houston, Texas 77040 • 832.242.9950 • Fax 832.242.9956

HUCKIN FINANCIAL GROUP, INC.
Statement of Financial Condition
As of December 31, 2008

Assets

Cash and cash equivalents	$	64,482
Commissions and fees receivable from insurance companies and mutual funds		76,563
Prepaid income taxes		4,320
Automobile, furniture and equipment, at cost, net of accumulated depreciation of $85,204		14,513
Deferred income tax asset		12,616
Total assets	$	172,494

Liabilities and Stockholder's Equity

Accounts payable and accrued expenses	$	84,997
Deferred income tax liability		13,061
Total liabilities		98,058
Stockholder's equity:		
Common stock, $1 par value; authorized 100,000 shares; issued and outstanding 1,000 shares		1,000
Additional paid-in capital		7,257
Retained earnings		66,179
Total stockholder's equity		74,436
	$	172,494

The accompany notes are an integral part of the financial statements

HUCKIN FINANCIAL GROUP, INC.
Statements of Earnings (Loss)
Year ended December 31, 2008

Revenue:	
Commissions and fees	$ 2,574,604
Advisory and planning fees	83,156
Interest and dividend income	3,923
	2,661,683
Expenses:	
Compensation and benefits	1,174,204
Commissions expense	1,148,439
Office rent	68,727
Travel and entertainment	69,503
Professional fees	36,439
Depreciation	17,941
Advertising and promotion	11,270
Postage and supplies	8,896
Telephone and communications	9,545
Regulatory fees and assessments	12,461
Other operating expenses	112,995
Interest expense	38,490
Realized Loss, net	513,643
	3,222,553
Earnings (loss) before income taxes	(560,870)
Income tax expense	6,408
Net earnings (loss)	$ (567,278)

The accompany notes are an integral part of the financial statements

HUCKIN FINANCIAL GROUP, INC.
Statements of Stockholder's Equity
Year ended December 31, 2008

	Common stock	Additional paid-in capital	Retained earnings	Total stockholders' equity
Balance at December 31, 2007	$ 1,000	$ 7,257	$ 633,457	$ 641,714
Net earnings (loss)	-	-	(567,278)	(567,278)
Balance at December 31, 2008	$ 1,000	$ 7,257	$ 66,179	$ 74,436

The accompanying notes are an integral part of the financial statements

HUCKIN FINANCIAL GROUP, INC.
Statement of Cash Flows
Year ended December 31, 2008

Cash flows from operating activities:	
Net earnings (loss)	(567,278)
Adjustments to reconcile net earnings (loss) to net cash provided by operating activities:	
Gain on sale of fixed assets	(10,878)
Depreciation	17,941
Realized (gains) losses	524,521
Deferred income taxes	7,365
Changes in operating assets and liabilities:	
Accounts receivable	40,283
Prepaid expenses	7,104
Accounts payable and accrued expenses	(8,456)
Total adjustments	577,880
Cash provided by operating activities	10,602
Cash flows from investing activities:	
Proceeds from sale of securities	967,874
Sale of fixed asset	18,750
Purchases of fixed assets	(7,401)
Cash used in investing activities	979,223
Cash flows provided by financing activities:	
Payment of note payable to stockholder	(997,605)
Cash used in financing activities	(997,605)
Net increase (decrease) in cash	(7,780)
Cash at beginning of year	72,263
Cash at end of year	$ 64,482

The accompanying notes are an integral part of the financial statements

Nature of Business and Summary of Significant Accounting Policies

1. The nature of business and a summary of the significant accounting policies of Huckin Financial Group, Inc. is set forth below:

   Organization and nature of business
   Huckin Financial Group, Inc. (the Company) was incorporated in Texas on January 2, 1982, and is a registered broker-dealer under the Security Exchange Act of 1934 and a member of the National Association of Securities Dealers, Inc. The Company is also registered as an investment advisor with the Texas State Securities Board. Additionally, the Company is licensed as an insurance agency under state laws.

   Revenue recognition
   Revenue from the sale of annuity products, insurance products, mutual funds, security transactions and other revenue are recognized on the accrual basis. The Company records its revenue as received adjusted monthly for receivables based on the Company's estimate of revenue earned from the sale of specific financial products, but not yet collected from the respective insurance company, mutual fund or other financial services company. Securities transactions and all related revenue and expense are recorded in the accounts on a settlement date basis. Revenue and expenses related to securities transactions executed but not yet settled as of December 31 are not material to the Company's financial statements.

   Commissions from the sale of annuity products are recognized when the annuity issuer accepts the sales contract or when a contract is renewed. Commission refunds and charge-backs are normally recognized when the Company is notified of policy cancellation by an annuity issuer.

   Revenue from the sale of mutual funds is recognized when the investment in the mutual fund is made.

   Depreciation
   Depreciation of automobile, furniture and equipment is provided primarily on the straight line method over the estimated useful lives of the assets of five to seven years.

   Use of estimates
   The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions

that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Statement of Cash Flow

For purposes of the statement of cash flows, cash includes cash on hand, bank checking, money market accounts and money market mutual funds, and short term debt instruments with a maturity of three months or less.

Cash

The Company maintains its cash in bank deposit accounts which at times, may exceed Federally insured limits. The Company has not experienced any losses in such accounts. The Company believes it is not exposed to any significant credit risk on cash and cash equivalents.

Advertising

The costs of advertising are expensed either as incurred or the first time the advertising takes place.

Securities owned

Securities owned by a broker-dealer are subject to specialized industry guidance as prescribed by the American Institute of Certified Public Accountant (AICPA) Audit and Accounting Guide, Brokers and Dealers in Securities. Securities held by broker-dealer are accounted for at fair value with realized and unrealized gains and losses included in earnings.

Credit Risk

The Company does not require collateral from its customers with respect to accounts receivable but performs periodic credit evaluations of such customer's financial conditions. The Company determines any required allowance by considering a number of factors including lengths of time accounts receivable are past due and our previous loss history. The Company provides reserves for accounts receivable when they become uncollectible, and payments subsequently received on such receivables are credited to the allowance for doubtful accounts. As of December 31, 2008 the Company has determined that no allowance for doubtful accounts is required,

Recent Accounting Pronouncements

The Company does not expect the adoption of recently issued accounting pronouncements to have a significant impact on its results of operations, financial position or cash flow.

Income taxes

The Company accounts for income taxes in accordance with SFAS No. 109 "Accounting for Income Taxes" ("SFAS 109") and FASB Interpretation No. 48, "Accounting for Uncertainty in Income Taxes, an interpretation of FASB Statement No. 109". Under SFAS 109, deferred tax assets and liabilities are determined based on differences between the financial statement and tax basis of assets and liabilities and net operating loss and credit carry forwards using enacted tax rates in effect for the year in which the differences are expected to impact taxable income. A valuation allowance is established, when necessary, to reduce deferred tax assets to the amount that is more likely than not to be realized. If it becomes more likely than not that a deferred tax asset will be used, the related valuation allowance on such assets would be reversed. Management makes judgments as to the interpretation of the tax laws that might be challenged upon an audit and cause changes to previous estimates of tax liability. In addition, the Company operates within multiple taxing jurisdictions and is subject to audit in these jurisdictions. In management's opinion, adequate provisions for income taxes have been made. If actual taxable income by tax jurisdiction varies from estimates, additional allowances or reversals of reserves may be necessary.

2. Automobile, Furniture and Equipment

Automobile, furniture and equipment consist of the following at December 31, 2008 and 2007:

Automobile	$0
Equipment	44,073
Furniture	55,644
	$99,717
Less Accumulated Depreciation	(85,204)
Net PPE	14,513

3. Note Payable to Stockholder

The Company's note payable to stockholder is unsecured, payable on demand and bears interest at 5%. The note payable principal and interest were repaid on October 14, 2008 in the amount of $997,605.

4. Income Taxes

The income tax provision differs from the expense that would result from

applying Federal statutory rates to income before taxes because certain income and expenses are not included for tax purposes. Deferred income taxes are recorded to reflect the tax consequences on future years of differences between the tax bases of assets and liabilities and their financial reporting amounts at each year end.

Income tax expense consists of the following for 2008:

Current – State	$ 0
Current – Federal	3,901
Deferred – Federal	2,507
Net income tax expense	$6,408

The following represents the approximate tax effects of each significant type of temporary difference giving rise to the deferred income tax asset and liability:

	2008
Deferred tax assets:	
Accounts payable and accrued expenses	$12,483
Depreciation	133
Capital loss carryforward	88,902
Valuation allowance	(88,902)
Net deferred tax asset	$12,616
Deferred tax liabilities:	
Accounts payable and accrued expenses	$12,413
Other current assets	648
Net deferred tax liabilities	$13,061

Utilization of the deferred tax asset is dependent on future taxable income and capital gains. Due to the short carryover for capital losses, a valuation allowance has been applied to reduce the gross deferred tax asset. The following is a summary of the Company's carryovers that may be applied against future capital gains:

	Amount	Expiring during year ended
Capital loss carryforwards at gross:	$ 46,809	2009
	22,096	2010
	12,892	2011
	0	2012
	510,882	2013
	$592,679	

5. Employee Benefit Plans

The Company has adopted a non-contributory money purchase plan and profit-sharing plan which covers substantially all employees who have met certain minimum service requirements. Under the provisions of the plan instrument, the Company may contribute the lesser of a statutory amount or 25% of the employee's eligible compensation. Certain contributions are discretionary. The plan has received IRS approval under Section 401(A) of the Internal Revenue Code.

6. Contingencies

The Company is subject to the normal business risks inherent to broker-dealers in the securities industry. Commission revenue may be unfavorably impacted by changes in financial markets, loss or changes in dealer relationships, loss of access to traditional markets, and product suitability risks attributable to agent and customer relationships. As of December 31, no claims had been asserted against the Company.

7. Operating leases

The Company leases its office space under an operating lease that expires on March 31, 2010. Future minimum rental payments required under the non-cancellable operating lease as of December 31, 2008, are:

Year	Amount
2009	$ 61,330
2010	15,418
	$ 76,748

Rental expense on the office space for the year ended December 31, 2008 was $68,727.

8. Minimum Capital Requirements

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Retained earnings may be restricted as to payment of dividends if this ratio exceeds 10 to 1. At December 31, 2008, the Company had net capital of 74,436 which exceeded its required net capital of 6,695 by 67,741. Withdrawals of equity capital are restricted from causing the Company's net capital to be less than 5,000. The Company's ratio of aggregate indebtness to net capital was 1.4 to 1. There were no liabilities subordinated to the claims of general creditors during 2008.

9. Fair Value of Financial Instruments

The following methods and assumptions were used to estimate the fair value of each class of financial instruments:

Cash and cash equivalents- Fair value approximates carrying value due to the initial maturities of the instruments being three months or less.

Accounts receivable and accounts payable- Fair value approximates carrying value due to the short-term nature of the instruments.

M&K CPAS PLLC

To the Board of Directors of Huckin Financial Group, Inc.
Houston, TX

In planning and performing our audit of the financial statements and supplemental schedules of Huckin Financial Group, Inc. for the year ended December 31, 2008, we considered its internal control structure, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5(g) (1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures used by the Company, including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a) (11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Under the K2-II exemptive provision because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons.
2. Recordation of differences required by Rule 17a-13.
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulations T of the Board of Governors of the Federal Reserve System.
4. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by rule 15c3-3.

The management of the Company is responsible for establishing and maintaining a system of internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, including procedures for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2008, to meet the SEC's objectives.

13831 Northwest Freeway • Suite 300 • Houston, Texas 77040 • 832.242.9950 • Fax 832.242.9956

This report is intended solely for the use of the partners, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934, and should not be used for any other purpose.

M &K CPAS, PLLC

M&K CPAS, PLLC
Houston, Texas
February 25, 2009

Schedule I
Huckin Financial Group, LLC
COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15C3-1

December 31, 2008

Total equity from statement of financial condition	$	74,436
Less non-allowable assets:		
Statement of Financial Condition (NONE)		-
Net Capital	$	74,436

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Minimum net capital required (6-2/3% of aggregate indebtedness)	$	6,695
Minimum dollar net capital required	$	5,000
Net capital requirement (greater of above two figures)	$	6,695
Excess net capital	$	69,436

COMPUTATION OF RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL

Total liabilities (per statement of financial condition)	$	98,058
Ratio of aggregate indebtedness to net capital		1.41
Percentage of debt to debt-equity total computed in accordance with Rule 15c3-1 (d)		1.32

Reconciliation with Company's Computation

Equity ownership submitted by the Company 82,549

LESS: Differences in the companies estimates for in focus purposes compared to audited

Account type	Difference
PP&E	(17,941)
Other current assets	(12,152)
accounts payable	21,975
Plus in focus equity	82,549
financial condition equity	74,436
Difference	8,113

Difference in accounts payable for minimum net capital requirement (in focus less amount reported in audit report)	8,113
Immaterial difference in accounts payable per above at the minimum rate. ($8,113 X 6-2/3%)	535

SCHEDULE II

HUCKIN FINANCIAL GROUP, INC.

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS FOR BROKER/DEALER UNDER RULE 15C3-3 OF THE SECURITITES EXCHANGE ACT OF 1934

DECEMBER 31, 2008

Huckin Financial Group, Inc. is exempt from the reserve requirements of Rule 15c3-3 under the K2-II exemptive provision as its transactions are limited, such that they do not handle customer funds or securities, accordingly, the computation for determination of reserve requirements pursuant to Rule 15c3-3 and information relating to the possession or control requirement pursuant to Rule 15c3-3 is not applicable.